L'ORÉAL


05005675

L'OREAL
International Financial Information Department

26th January, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: 2004 sales

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Wednesday, January 26th 2005 – 6 p.m.

L'ORÉAL

2004 SALES

14.53 BILLION EUROS, UP BY +6.2% LIKE-FOR-LIKE

2004 RESULTS TARGETS CONFIRMED

- ANOTHER YEAR OF STRONG GROWTH AND MARKET SHARE GAINS
- RAPID GROWTH IN NORTH AMERICA
- SPECTACULAR EXPANSION IN NEW AND EMERGING MARKETS
- CONSUMER SPENDING SLOWDOWN IN WESTERN EUROPE

L'Oréal sales, at December 31st 2004, reached 14.53 billion euros, representing +6.8% growth excluding exchange rate effects, +6.2% like-for-like growth and +3.6% based on published figures. The impact of exchange rate effects amounted to -3.2% in 2004.

The net effect of structural changes (the consolidation of *Mininurse* and *Yue Sai* in China, and the 100% consolidation of *Shu Uemura* in Japan) was +0.6% at the end of December 2004.

Commenting on the figures, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, said: "2004 sales growth, at +6.2% like-for-like, is fully in line with our targets and significantly higher than the growth rate of the cosmetics market.
Overall, our strategy of retail channel diversification, and strong presence in the new markets of fast-growing countries has helped us maintain a good sales trend in spite of a rather sluggish climate in Europe.
These achievements mean that, despite the persistent negative impact of exchange rates, we can confirm our targets for the annual results".

Sales growth by operational division and geographic zone was as follows:

	4th quarter 2004			At December 31st 2004		
	€ m	Growth		€ m	Growth	
		Like-for-like	Published figures		Like-for-like	Published figures
By operational division						
Professional Products	493	+ 8.5 %	+ 6.1 %	1,998	+ 7.6 %	+ 5.2 %
Consumer Products	1,870	+ 8.5 %	+ 6.3 %	7,754	+ 5.8 %	+ 3.3 %
Luxury Products	1,023	+ 1.5 %	- 1.6 %	3,520	+ 5.2 %	+ 2.3 %
Active Cosmetics	174	+ 9.4 %	+ 8.7 %	852	+ 15.0 %	+ 13.8 %
Cosmetics total	**3,583**	**+ 6.3 %**	**+ 3.8 %**	**14,220**	**+ 6.3 %**	**+ 3.8 %**
By geographic zone						
Western Europe	1,738	+ 1.3 %	+ 1.3 %	7,313	+ 1.1%	+ 1.3 %
North America	990	+ 9.0 %	+ 0.7 %	3,772	+ 8.1 %	- 0.3 %
Rest of World, of which:	854	+ 14.4 %	+ 13.5 %	3,135	+ 18.1 %	+ 16.2 %
- Asia	343	+ 11.4 %	+ 14.9 %	1,269	+ 17.0 %	+ 19.3 %
- Latin America	202	+ 16.8 %	+ 8.7 %	724	+ 16.2 %	+ 7.0 %
- Eastern Europe	150	+ 24.6 %	+ 25.9 %	524	+ 29.3 %	+ 27.3 %
- Other countries	159	+ 9.3 %	+ 6.7 %	618	+ 13.9 %	+ 13.2 %
Cosmetics total	**3,583**	**+ 6.3 %**	**+ 3.8 %**	**14,220**	**+ 6.3 %**	**+ 3.8 %**
Dermatology (1)	88	- 3.3 %	- 9.5 %	293	+ 1.8 %	- 4.3 %
Group total	**3,675**	**+ 6.0 %**	**+ 3.4 %**	**14,534**	**+ 6.2 %**	**+ 3.6 %**

In the fourth quarter, cosmetics sales grew by +6.3% like-for-like. The end of the year saw strong growth in the United States and a good performance from Professional Products and Consumer Products. In Luxury Products, however, the comparison base was high because of the division's major perfume launches at the end of 2003.

Over the full year, with +6.3% growth like-for-like (based on an identical structure and constant exchange rates), L'Oréal's cosmetics sales once again increased faster than the market in 2004.

Sales trends by division for the full year were as follows:

- The **Professional Products Division**, whose products are sold through hair salons, achieved +7.6% like-for-like growth, which was greater than the market. Growth was supported by the launches of the *Kérastase Réflection* range of haircare products for coloured hair, and of *Platinium* lightening paste from *L'Oréal Professionnel,* together with the continuing global roll-out of *Matrix*.

- The sales of the **Consumer Products Division** increased by +5.8% like-for-like. The second part of the year benefited from the excellent reception given to the latest launches from *L'Oréal Paris* (*Elsève* anti-dandruff shampoo, the *Refinish* facial micro-dermabrasion kit and *Accord Parfait* foundation), *Garnier (Multilights* hair colour kit), and *Maybelline* (*XXL* mascara and *Dream Matte Mousse* foundation).

- The **Luxury Products Division** achieved like-for-like growth of +5.2%. Several product successes made important contributions. Consumer response to *Armani Black Code* perfume has been very promising. The latest launches - *Line Peel* cream from *Biotherm*, *Hydra Genius* cream from *Helena Rubinstein* and *Hypnose* mascara from *Lancôme* - are big successes. Growth trends for *Kiehl's* and *Shu Uemura* are robust and their global roll-out continues.
The opening of boutiques for *Lancôme*, *Biotherm* and *Kiehl's* has generated considerable interest and very encouraging scores.

- **Active Cosmetics**, number one in the market for dermocosmetic products sold through pharmacies, once again produced strong like-for-like growth with a figure of +15.0%. The successes of the *Liposyne* slimming line, the *Normaderm* anti-acne facial skincare line from *Vichy,* and *Rosaliac,* the anti-redness skincare product from *La Roche-Posay*, made a solid contribution to this performance.
In the fast-growing nutricosmetics market, *Innéov* has further improved its position thanks to the success of *Innéov Firmness,* which is now number one in the anti-ageing segment, and the launch of its second product *Innéov Hair Mass* in the largest segment of the European market: haircare.

Galderma recorded like-for-like sales growth of +1.8%, a modest increase mainly reflecting the sluggishness of the dermatology market in the United States.

Rapid growth in North America
Spectacular expansion of new markets

- In **North America**, like-for-like sales growth was +8.1%, with each of the three divisions making substantial market share gains.
In Professional Products, the year was notable for the success of the *Redken for Men* line, the spectacular rise of *Kérastase* and the success of *Curl Life* haircare products from *Matrix* and *Luo Color* from *L'Oréal Professionnel*.
In Consumer Products, the big news was the breakthrough of *Fructis*, which, although only launched two years ago, won a substantial share of the shampoo and styling markets.
L'Oréal Paris meanwhile made substantial progress in skincare with the launch of *Refinish. Maybelline* confirmed its position as number one in mass-market make-up.
Lastly, in Luxury Products, *Kiehl's* achieved strong growth thanks to the success of the *Abyssine cream* line and the extension of its boutique network.
In make-up, *Lancôme* grew strongly, reflecting the success of *Juicy Wear* lipstick. The new *Armani Cosmetics* line success story continued.
In the perfumes market, the *Ralph Lauren* brand continued to move forward, with

- Sales in **Western Europe** increased by +1.1% like-for-like.

Professional Products sales continued to outstrip the market growth rate, thanks largely to successful launches for the *Kérastase Réflection* haircare line and *Platinium* lightening paste, and the revamping of the *Tecni Art* styling line.

Consumer Products sales gathered speed sharply in the 4th quarter, with successful new products that were very well received. The division recorded large market share gains: in value terms, the division is now number one in the facial skincare market, and has increased its hair colourant market share by more than one percentage point.

Luxury Products sales were strong in the U.K. and in Spain. Sales trends, although good in France and Germany, were held back by stock reduction in the selective retail channel.

Once again, Active Cosmetics made rapid progress while winning market share, particularly in Germany.

- The growth rate in the **Rest of the World** was once again very high at +18.1% like-for-like.

• Sales continued to increase quickly in **Asia**, with like-for-like growth of +17%. Sales in China almost doubled thanks to the effect of growth by existing brands and the *Mininurse* and *Yue Sai* acquisitions.

Development prospects are promising with *Garnier* and *Yue Sai* in China, with *Shu Uemura* (now available in all Asian countries), with *Matrix* in the Chinese world, and with *La Roche-Posay* in Japan and China.

• Sales in **Latin America**, which increased by +16.2% like-for-like, were supported by growth in all the group's divisions.

Consumer Products took advantage of the successes of *Nutrisse* hair colourant and the *Fructis* lines from *Garnier,* and of the expansion of *Maybelline*.

The Professional Products division made progress in haircare and hair colourants with *Diacolor Richesse* from *L'Oréal Professionnel*. The Luxury Products division turned in an excellent performance in perfumes, particularly in Mexico.

• In **Eastern Europe**, 2004 saw very rapid sales growth of +29.3% like-for-like. This result stemmed largely from the successes scored by *Garnier* in skincare and hair colourants.

Maybelline, whose sales are advancing strongly, is confirming its status as a major mass-market brand, particularly in the foundation and eye make-up segments.

Lastly, *L'Oréal Paris* was strengthened by the sales expansion of *Elsève* haircare products.

In Active Cosmetics, *Vichy* chalked up another remarkable performance in pharmacy sales.

In hair salons, the development of *Matrix,* the most affordable of the division's brands, has broadened the distribution base.

• Sales in all the **Other Countries** combined grew strongly at +13.9% like-for-like. Performance in India, Australia and Turkey was outstanding.

Contacts at L'ORÉAL

Shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition;* alternatively call: +33.1.40.14.80.50.